EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended June 28, 2008
Fixed charges:
Interest expense	$67
Estimated interest portion of rents	16
Total fixed charges	$83

Income:
Income from continuing operations before income taxes	$744
Dividends in excess of pretax income of Textron Finance	87
Fixed charges	83
Adjusted income	$914

Ratio of income to fixed charges	11.01